SILVER EAGLE ACQUISITION CORP.

July 24, 2013

VIA EDGAR AND

VIA FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman, Esq

Re: Silver Eagle Acquisition Corp.

Form S-1 Registration Statement

File No. 333-189498 (the “Registration Statement”)

Dear Ms. Gorman:

Silver Eagle Acquisition Corp. hereby requests that the effective date of the Registration Statement be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 12:00 p.m. (Eastern time) on Thursday July 25, 2013, or as soon thereafter as possible.

Please note that we acknowledge the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of page intentionally left blank.]

Sincerely,

SILVER EAGLE ACQUISITION CORP.

By:	/s/ James A. Graf
Name: James A. Graf
Title:	Vice President, Chief Financial Officer, Treasurer and Secretary